Exhibit 8.1

Subsidiaries

Company name	Country	Controlling Stake
Cencosud Retail S.A.	Chile	100.0%
Easy S.A.	Chile	99.6%
Cencosud Shopping Centers S.A.	Chile	100.0%
Cencosud Administradora de Procesos S.A.	Chile	100.0%
Cencosud Internacional Ltda.	Chile	100.0%
Comercial Food And Fantasy Ltda.	Chile	90.0%
Costanera Center S.A.	Chile	100.0%
Cencosud Fidelidad S.A.	Chile	100.0%
Banco Paris S.A.	Chile	100.0%
Mercado Mayorista P y P Ltda.	Chile	90.0%
Cencosud (Shanghai) Trading Co., Ltd	China	100.0%
Cencosud Argentina S.P.A.	Chile	100.0%